

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

June 28, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 of TSAKOS ENERGY NAVIGATION LIMITED under the Exchange Act of 1934.

Sincerely,